

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2020

T. Lane Wilson
Senior Vice President and General Counsel
TRANSCONTINENTAL GAS PIPE LINE COMPANY, LLC
The Williams Companies, Inc.
One Williams Center, Suite 4700
Tulsa, OK 74172

  Re: TRANSCONTINENTAL GAS PIPE LINE COMPANY, LLC
   Registration Statement on Form S-4
   Filed November 2, 2020
   File No. 333-249803

Dear Mr. Wilson:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Robyn E. Zolman